gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

April 30, 2007

Via Federal Express

Mail Stop 7010

Jennifer Hardy, Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

TJS Wood Flooring, Inc. (the “Company”)

Registration Statement Form SB-2/Pre-Effective Amendment One

File No.: 333-141568

Dear Ms. Hardy:

Enclosed is Pre-Effective Amendment One to the above Registration Statement.  The changes are made in response to staff comments or represent an updating of material previously filed to reflect any developments in the business of TJS Wood Flooring, Inc.  The paragraph numbers below correspond to the numbered comments in your April 20, 2007 letter of comment.

Determination of Offering Price

1.

We have made the requested disclosure in applicable sections throughout the document.

Management’s Discussion and Analysis or Plan of Operation

2.

We have added the requested disclosure to the extent feasible.

Liquidity

3.

We have added the requested disclosure.

4.

We have added the requested disclosure.

5.

We have added the requested disclosure.

gary b. wolff, p.c.

  Counselor At Law

Jennifer Hardy, Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

April 30, 2007

Re:

TJS Wood Flooring, Inc.

Registration Statement Form SB-2/A1

File No.: 333-141568

Business

6.

We have added the requested disclosure.

7.

We have added the requested disclosure.

8.

We have added the requested disclosure.

9.

We have added the requested disclosure.

Executive Compensation

10.

We have modified the Summary Compensation Table.

Plan of Distribution

11.

We have added the requested disclosure.

Financial Statements

12.

A partner of our independent public accountants (Gary Singer) is known to Issuer’s president by virtue of Issuer’s president’s mother and Mr. Singer have gone to school together and have kept in touch with each other.  Our independent public accountants have clients in California. The firm is registered with the PCAOB and has Practice Rights with Attest under the California Practice Privilege (Unique ID: NX86976). This Privilege expires on February 13, 2008 at which time it may be renewed.

Legal Opinion

13.-15.Legal opinion has been reconciled and expanded as requested.

gary b. wolff, p.c.

  Counselor At Law

Jennifer Hardy, Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

April 30, 2007

Re:

TJS Wood Flooring, Inc.

Registration Statement Form SB-2/A1

File No.: 333-141568

Signatures

16.

We have modified as requested.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B Wolff

Gary B. Wolff

/hk

Enclosure

cc:

TJS Wood Flooring, Inc.

Li & Company, PC